Exhibit 99.1

Merus Labs Reports Strong Q2 2015 Results

•	Net revenues of $12.7 million, an increase of 90% over Q2/14
•	Adjusted EBITDA of $9.4 million, an increase of 188% over Q2/14
•	Net income of $2.2 million, first full quarter of positive earnings

TORONTO, May 13, 2015 /CNW/ - Merus Labs International Inc. ("Merus" or the "Company") [TSX: MSL, NASDAQ: MSLI] is pleased to announce financial results for its second quarter of fiscal year 2015.

"I am pleased to announce record financial results for the second quarter of 2015. The positive momentum of our existing products, our strong cash position and enhanced pipeline of opportunities are expected to drive continued positive results," stated Barry Fishman, Chief Executive Officer.

For the three months ended March 31, 2015, the Company earned net income of $2,164,733 compared to a net loss of $1,455,185 for the three months ended March 31, 2014. Revenues for the first quarter of fiscal 2015 were $12,680,486, earnings before interest, taxes, depreciation and amortization ("EBITDA") was $9,417,277 and adjusted EBITDA which adds back non-cash share based compensation expense, foreign exchange, investment expenses and acquisition costs was $9,389,152. For the same period last year, revenues, EBITDA, and adjusted EBITDA were $6,690,464, $2,527,010 and $3,264,453, respectively.

"As Merus continues to build its product line and deliver profitable growth, we will focus on four core competencies; business development, financial discipline, deal execution and commercial optimization," commented Mr. Fishman.

Revenues from Sintrom, recorded on a net basis during the three months ended March 31, 2015, were $2,855,705.  During the current period, the Company recorded Sintrom revenues in the statements of operations entirely on a net basis, whereby revenues were recorded net of cost of goods and selling expenses, subject to a transition arrangement whereby Novartis continues to provide certain sales and distribution functions while the parties work through the process of transferring the necessary marketing authorizations.  As a result of this arrangement the Company is considered to be acting as an agent rather than principal and revenues are recorded on a net basis. Had the Company recorded Sintrom on a gross basis, product revenues would have been $7,074,063 and cost of goods for the product would have been $4,218,358.

Revenues attributable to Enablex for the three months ended March 31, 2015 were $9,152,365.  Revenues from Enablex for the prior year comparative period were $5,474,198.  Merus is now benefiting from the expiry of a legacy promotion agreement in the German market, which previously resulted in sharing of revenue with a promotion partner.  In addition, there was some replenishing of inventories as a few shipments originally scheduled for prior quarters were pushed out in the current quarter. In-market sales of Enablex during the period continued to track as planned.

Revenues attributable to Vancocin were $672,416 for the three months ended March 31, 2015, compared to $1,216,266 for the three months ended March 31, 2014. The decrease in revenue from this product in the current fiscal year was primarily due to the entry of a second generic Vancomycin which began to impact the market during the third quarter of fiscal 2014.

Merus also recently entered into a co-promotion agreement for Enablex® (darifenacin), Merus Labs' overactive bladder medication and Ferring Canada's newly launched product for nocturia, Nocdurna® (desmopressin). The partnership will increase promotional efforts and is expected to generate double-digit sales increases for Enablex in Canada.

Management's discussion and analysis, containing a full analysis of financial results, is available on EDGAR (www.sec.gov/edgar.shtml) and on SEDAR (www.sedar.com).

The Company will hold a conference call tomorrow, Thursday, May 14th at 8:30am ET to discuss the first quarter fiscal 2015 results.  The conference call can be accessed by dialing (888) 241-0551 and entering conference ID 45537949.  International participants may dial (647) 427-3415.  A replay of the call will be available at this number for those not able to attend live.  The live call and archive may also be accessed via webcast at https://engage.vevent.com/rt/meruslabs_ao~051415

About Merus Labs International Inc.

Merus Labs is a specialty pharmaceutical company focused on acquiring established products. The Company leverages its expertise in European and North American markets to optimize the value of underdeveloped pharmaceutical assets.

Non-IFRS Financial Measures

The terms "EBITDA" and "adjusted EBITDA" are non-IFRS measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The Company believes EBITDA and adjusted EBITDA are important measurements that allow it to assess the operating performance of its ongoing business on a consistent basis without the impact of amortization and impairment expenses, debt service obligations and other non-operating items. The Company excludes amortization and impairment expenses because their level depends substantially on non-operating factors such as the historical cost of intangible assets. The Company's method for calculating EBITDA and adjusted EBITDA may differ from that used by other issuers and, accordingly, this measure may not be comparable to EBITDA and adjusted EBITDA used by other issuers. See the Company's First Quarter 2015 MD&A for a reconciliation of these measures to loss from continuing operations (the nearest IFRS measure).

Forward-Looking Statements

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of the United Sates Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include statements relating to the Company's future business and operating plans, the future pricing of the Company's products, the Company's ability to acquire future products, the Company's ability to secure financing to complete acquisitions, and the Company's future results of operations.  Such statements involve assumptions relating to the Company's business, including government regulation of the pricing of the Company's products, the competitive environment of the Company's products, the stability of foreign exchange rates and the availability of prospective acquisition targets.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Merus' products, changes in competition, the ability of Merus to integrate acquisitions or complete future acquisitions, Merus' ability to complete any financing, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. Investors should refer to the 2014 MD&A and the Company's annual reports for a more comprehensive discussion of the risks that are material to the Company and its business. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus' plans and objectives will be achieved.  These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

SOURCE Merus Labs International Inc.

%CIK: 0000030082

For further information: Merus Labs International Inc., Tel: (416) 593-3725; Or contact investor relations at: info@meruslabs.com

CO: Merus Labs International Inc.

CNW 16:00e 13-MAY-15